May 13, 2011

BY FAX AND U.S. MAIL

Charlene Grant
Assistant Vice President
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660

> Re: **Pacific Select Exec Separate Account of Pacific Life**
> **Pacific Prime**
> Initial Registration Statement on Form N-6
> <u>File Nos. 333-172851; 811-05563</u>

Dear Ms. Grant:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on March 16, 2011. The registration statement received a selective review. Based on our review, we have the following comments. (Page references reflect the page numbers in the courtesy copy provided to the staff.)

1. **Cover Page**

   Please revise rule 481(b)(1) disclaimer to more closely track the language used in the rule.

2. **Risks of Your Policy - Withdrawals and Loan (p. 4)**

   Please include the risk that a policy owner cannot access his full policy value as a contract risk.

3. **Fee Table (pp. 6 – 8)**

   a. With regard to the Minimum and Maximum surrender charge, please clarify that the charge is assessed against the face amount of any coverage layer that is less than 10 years old.

   b. With regard to the Audits of premium/loan charge, in the "when charge is deducted" column, please remove the word "over".

    c. Please clarify whether the "Face Amount Increase" and "Increasing an optional Rider" administrative charges are cumulative or mutually exclusive. (*e.g.*, If you increase the annual renewable term rider, do you incur both administrative charges?)

    d. In the Optional Rider portion of the fee table, please move the charges incurred at the exercise of the benefit to the Transaction Fee portion of the fee table, as such charges are not periodic charges.

    e. Please remove the cross-reference to the SAI in footnote 3 in the periodic charges section of the fee table as per General Instruction C.2.(a) of Form N-6.

    f. Please include the footnote required by item 3, instr. 3(b) of Form N-6 in the periodic charges section of the fee table.

4. Processing of Decreases (p. 21)

Please explain supplementally how a withdrawal can result in a face amount decrease.

5. When We Pay the Death Benefit (p. 24)

    a. This section includes a cross-reference to the "Income Benefits" section for a discussion of the interest rate payable for funds on deposit; however, the cross-referenced section does not provide any information on the interest rate payable. Please disclose the interest rate that is payable.

    b. Please also confirm supplementally that after 31 days, the interest rate is 10% and clarify whether this 10% is in addition to the amount normally payable.

6. Optional Riders (pp. 25 - 27)

    a. With respect to the first sentence of the third paragraph, please confirm supplementally that the registration statement also describes all material restrictions on the rider.

    b. Form N-6 allows certain incidental benefits to merely be identified in the prospectus and be more fully described in the Statement of Additional Information. Incidental insurance benefits are defined in rule 6e-3(T) of the Investment Company Act of 1940. However, the Accelerated Living Benefit Rider and Waiver of Charges Rider do not fit cleanly within that definition and should more appropriately be described in the prospectus. As such, please move the disclosure for these two riders from the Statement of Additional Information to the prospectus. As the SAI disclosure is not lengthy, it is recommended that all three optional riders currently described in the SAI be described in the prospectus.

c. With respect to the Overloan Protection II Rider, please explain the purpose of the rider. (*i.e.*, if the policy has insufficient value, why keep it from lapsing and terminating?)

d. With respect to the sixth bullet point on page 26, it seems unlikely that such a scenario would be the case. Please explain supplementally when such a circumstance might arise.

e. Please place the second to last paragraph on page 27 in bold-faced type and add it as a risk of investing in the policy.

7. Paying Your Premium (p. 29)

The prospectus states "If you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit." Please clarify what death benefit option would cause this circumstance to occur.

8. Deductions from Your Premium (p. 29)

Given the disclosure in this section, please break the Maximum Premium Load line-item in the fee table into two line items: Maximum Premium Load and Premium Taxes as per item 3, instr. 1(b) and (c) of Form N-6.

9. Calculating Your Policy's Accumulated Value (p. 31)

In the last paragraph of this section, please clarify the expression "an equivalent amount of money".

10. Persistency Credit (p. 31)

Please confirm supplementally that there are no recapture provisions associated with the persistency credit.

11. Policy Charges (p. 32)

Please revise the statement "Transaction fees, administrative and underwriting service fees are shown in the Fee Table" to note that all policy fees and charges are described in the Fee Table.

12. Month Deductions (p. 32)

Please revise the statement "Your Policy and any Riders will provide a list of all guaranteed policy charges" to include a reference to the Fee Table.

13. **Cost of Insurance Charge Example (p. 33)**

Please explain the term "discounted Death Benefit".

14. **Coverage Charge Example (p. 33)**

For clarity, please define the value of the coverage charge used in the example.

15. **Lapsing and Reinstatements (p. 34)**

The prospectus includes language to the effect that Your Policy's Accumulated Value is affected by not making planned periodic premium payments. This does not appear to be accurate. Accumulated Value is affected by premium payments, both planned and otherwise. Please revise the prospectus accordingly.

16. **Transferring Among Investment Options and Market-timing Restrictions (p. 43)**

   a. Please clarify supplementally whether there is a difference (other than the listing of portfolios) between the third and fourth bullet points on page 43. If there is a difference, please clarify the disclosure to make that difference clear.

   b. Please include disclosure stating that as a result of the restrictions on transfers out of the fixed account, it could take a substantial period of time to transfer all or a substantial portion of your fixed account value to the variable investment options.

17. **Dollar Cost Averaging (p. 44)**

With respect to the paragraph describing the purpose of dollar cost averaging, please revise this explanation for clarity.

18. **Surrendering Your Policy (p. 49)**

   a. Please explain the terms "Initial Amount", "Level Period", "Reduction Factor" and "End Year", at least generally, in the prospectus.

   b. For investor ease, please consider replacing the concept of Reduction Factor divided by 12 with the product of such formula. Please also clarify how an investor would calculate the surrender charge at some later month (*e.g.*, month 92).

19. **Back Cover Page**

Please either remove the '33 Act file number or use the correct '33 Act file number (*i.e.*, 333-172851).

20. Statement of Additional Information

    a. Accelerated Living Benefits Rider (p. 1)

        i. Please clarify what portion of the Policy's Death Benefit is available when diagnosed with a terminal illness.

        ii. Please provide a definition for terminal illness.

    b. Annual Renewable Term Rider – Additional Insured (p. 1) - Please include a brief explanation describing what is annual renewable term insurance.

    c. Waiver of Charges Rider (pp. 1 - 2)

        i. Please clarify what charges remain in effect if this rider is elected and an insured becomes totally disabled.

        ii. Please provide a definition for total disability.

        iii. Please remove the reference to the "Disability Benefit Rider" as it does not appear to be available under this policy.

        iv. In the last paragraph of this section, please clarify what the parenthetical refers to. Also, please clarify whether if one becomes totally disabled before age 60, the benefit of the rider (the waiver of fees) extends past age 60.

21. Powers of Attorney

Please include new Powers of Attorney that specifically describe the registration statement by name or '33 Act file number as per Rule 483(b), if applicable.

22. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

23. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

24. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

25. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

      If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

      Sincerely,

      Michael L. Kosoff
      Branch Chief
      Office of Insurance Products